The DropKey App and ... Edit Learn More Promote

The DropKey App and the Pop-up Studio In A Bag
Published by Rockwell Scharer III · 22h ·

We reached out short-term goal in one day on Wefunder! https://Wefunder.com/dropkey
.
#dropkey #mediabook #virtualproductionstudio #tvproduction #creator #advertising #podcast #greenscreen #chromakey #studioinabag #popupstudio #contentcreator #musicproduction #virtualproduction #obama #videoproduction #videomarketing #video #film #twitch #tiktok #technology #marketing #storytelling
Read important disclosure: https://dropkey.com/disclosure


dropkey

WEFUNDER.COM
Invest in DropKey, inc.: World's #1 Best-Selling Hollywood Pop-up Studio w/DropKey--the Be Anywhere App! | Wefunder

107	8	↑ +1.3x Average	Boost Post
People Reached	Engagements	Distribution Score	

3 1 Comment